# Voya Retirement Insurance and Annuity Company
### and its
## Variable Annuity Account C

# Voya MAP Plus NP<sup>SM</sup>

### Supplement dated January 19, 2018 to the Contract Prospectus and
### Contract Prospectus Summary, each dated May 1, 2017, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

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> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Columbia Diversified Equity Income Fund.*

**Effective February 28, 2018,** Columbia Diversified Equity Income Fund will change its name to Columbia Large Cap Value Fund.  All references to Columbia Diversified Equity Income Fund in the Contract Prospectus and Contract Prospectus Summary will be deleted and replaced with Columbia Large Cap Value Fund.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.*